Exhibit 8.1

[Letterhead of Winstead Sechrest & Minick P.C.]

July 13, 2004

Chrysalis Biotechnology, Inc.
220 Market, Suite 600
Galveston, Texas 77550

Gentlemen:

     Pursuant to the Asset Purchase Agreement and Plan of Reorganization dated April 28, 2004, by and between OrthoLogic Corp., a Delaware corporation (“OrthoLogic”) and Chrysalis Biotechnology, Inc. (“Chrysalis”) (the “Agreement”), Chrysalis will transfer substantially all of its assets and liabilities to OrthoLogic in exchange for the common stock of OrthoLogic (the “OrthoLogic Common Stock”) (the “Reorganization”). Except as otherwise provided, capitalized terms referred to herein have the meanings set forth in the Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

     At your request, in connection with the filing of the Registration Statement on Form S-4 with the Securities and Exchange Commission on the date hereof, we are rendering our opinion concerning certain federal income tax consequences of the Reorganization. As such, and for the purpose of rendering this opinion, we have examined and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents:

     A. The Agreement, including Amendment No. 1;

     B. The Registration Statement on Form S-4, including the Proxy Statement/Prospectus included therein (the “Registration Statement”); and

     C. Such other instruments and documents related to the formation, organization and operation of OrthoLogic and Chrysalis or to the consummation of the Reorganization and the transactions contemplated thereby as we have deemed necessary or appropriate.

     In preparing our opinion we have reviewed such federal income tax authority as we deemed relevant under the circumstances.

     Further, for purposes of this opinion, we have assumed, with your permission and without independent investigation, the following:

     1. Original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time of the Reorganization) due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness thereof.

Chrysalis Biotechnology, Inc.
July 13, 2004

     2. The “FACTS” section contained herein is true, correct, and complete in all material respects.

     3. The fair market value of the OrthoLogic Common Stock received by the Chrysalis shareholders will be approximately equal to the fair market value of the Chrysalis Capital Stock surrendered in exchange therefor.

     4. OrthoLogic will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Chrysalis immediately prior to the Reorganization. Furthermore, the portion of the purchase consideration paid in OrthoLogic Common Stock by OrthoLogic will equal at least 80% or more of the fair market value of the gross assets of Chrysalis acquired by OrthoLogic pursuant to the Reorganization (the “80% Restriction”). With respect to the 80% Restriction, any liabilities assumed by OrthoLogic and any liabilities secured by assets acquired by OrthoLogic in the Reorganization will be treated as money paid by OrthoLogic in the Reorganization. In addition, the additional cash potentially payable to Chrysalis shareholders pursuant to Amendment No. 1 to the Agreement will not cause the 80% Restriction to fail.

     5. Except for cash paid in lieu of fractional interests of OrthoLogic Common Stock pursuant to the Reorganization, OrthoLogic has no plan or intention for OrthoLogic or any person related (as defined in Treasury Regulation Section 1.368-1(e)(3)) to OrthoLogic, to acquire, during the five-year period beginning on the effective date of the Reorganization, with consideration other than OrthoLogic shares of common stock, OrthoLogic shares of common stock furnished in exchange for a proprietary interest in Chrysalis in the Reorganization, either directly or through a transaction, agreement, or arrangement with any other person. During the five-year period ending on the effective date of the Reorganization neither OrthoLogic nor any person related (as defined in Treasury Regulation, Section 1.368-1(e)(3)) to OrthoLogic will have acquired Chrysalis shares of stock with consideration other than OrthoLogic shares of common stock. During the five-year period ending on the effective date of the Reorganization, (i) neither Chrysalis nor any person related (as defined in Treasury Regulations, Section 1.368-1(e)(3) without regard to Section 1.368(e)(3)(i)(A)) to Chrysalis will have acquired Chrysalis shares of stock with consideration other than OrthoLogic shares of stock or Chrysalis shares of stock, and (ii) no distributions will have been made with respect to Chrysalis shares of stock (other than normal, regular, dividend distributions made pursuant to the Chrysalis’s historic dividend paying practice), either directly or through any transaction agreement, or arrangement with any other person.

     6. OrthoLogic has no plan or intention to sell or otherwise dispose of any significant portion of the assets of Chrysalis acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) of the Code.

     7. Chrysalis will distribute the stock, securities and other property it receives in the transaction, and its other properties, in pursuance of the Plan of Reorganization.

     8. The liabilities of Chrysalis assumed by OrthoLogic as a result of the Reorganization and any liabilities to which the transferred assets of Chrysalis are subject were incurred by Chrysalis in the ordinary course of its business.

Chrysalis Biotechnology, Inc.
July 13, 2004

     9. Following the Reorganization, OrthoLogic will continue the historic business of Chrysalis or use a significant portion of Chrysalis historic business assets in a business.

     10. Chrysalis and OrthoLogic will pay their respective expenses, if any, incurred in connection with the transaction, and OrthoLogic is permitted to pay or assume only those expenses of Chrysalis that OrthoLogic has expressly agreed to pay or assume pursuant to the Agreement.

     11. There is no intercorporate indebtedness existing between Chrysalis and OrthoLogic that was issued, acquired, or will be settled at a discount.

     12. Chrysalis is not an investment company as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

     13. Chrysalis is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

     14. Chrysalis Capital Stock owned by OrthoLogic was acquired more than five (5) years ago in a transaction wholly unrelated to the Reorganization.

     15. The fair market value of the assets of Chrysalis transferred to OrthoLogic will equal or exceed the sum of any liabilities assumed by OrthoLogic, plus the amount of liabilities, if any, to which the transferred assets are subject.

     16. The payment of cash in lieu of fractional shares of OrthoLogic Common Stock is solely for the purpose of avoiding the expense and inconvenience to OrthoLogic of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the Chrysalis shareholders instead of issuing fractional shares of OrthoLogic Common Stock will not exceed one percent of the total consideration that will be issued in the transaction to the Chrysalis shareholders in exchange for their shares of Chrysalis Capital Stock. The fractional share interests of each Chrysalis shareholder will be aggregated, and no Chrysalis shareholder will receive cash in an amount equal to or greater than the value of one full share of OrthoLogic Common Stock.

     17. None of the compensation received by any shareholder-employees of Chrysalis will be separate consideration for, or allocable to, any of their shares of Chrysalis Capital Stock; none of the shares of OrthoLogic Common Stock received by any shareholder-employees will be separate consideration for, or allocable to any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

     18. All of the stock to be issued in the reorganization will be issued within five (5) years from the date of the transfer of Chrysalis assets to OrthoLogic for OrthoLogic Common Stock.

Chrysalis Biotechnology, Inc.
July 13, 2004

     19. The Chrysalis Capital Stock is not Section 306 Stock with respect to any former Chrysalis shareholder and there are no dividends in arrears with respect to Chrysalis Capital Stock.

     20. There are valid business reasons for not issuing all of the stock at the time of the Reorganization.

     21. The maximum number of shares to be issued to Chrysalis shareholders is established by the purchase price formula.

     22. At least fifty percent (50%) of the maximum number of shares of stock that may eventually be issued will be issued at the time of the transfer of Chrysalis assets to OrthoLogic.

     23. The triggering event for the release of shares from escrow or the issuance of additional shares is not an event the occurrence or nonoccurrence of which is within the control of Chrysalis shareholders and is not based on the determination of a federal income tax liability related to the Reorganization.

     24. The formula for calculating the number of shares of OrthoLogic Common Stock to be released from the escrow is objective and readily ascertainable.

     25. With respect to the escrow arrangement, any escrowed OrthoLogic Common Stock will be legally outstanding and shown as such on OrthoLogic shareholder records and financial statements. To the extent that the former Chrysalis shareholders are identified and known at the date of the closing of the transaction in issue, the dividends and voting rights on their respective shares will rest with the former Chrysalis shareholders. The escrow shares will not be subject to restrictions that require their return to OrthoLogic because of death, retirement or similar events with respect to former Chrysalis shareholders.

     26. The right to receive shares of OrthoLogic Common Stock in the future is not assignable by the former Chrysalis shareholders.

FACTS

     Chrysalis is a privately held biopharmaceutical company developing synthetic peptide compounds targeted at tissue repair and regeneration. OrthoLogic is a NASDAQ listed public company which is involved in the research and development of biopharmaceutical solutions for hard and soft tissue repair. OrthoLogic research is focused exclusively on the development of Chrysalin, a patented peptide licensed to OrthoLogic by Chrysalis.

     Chrysalis will sell substantially all of Chrysalis’ assets (except cash), including Chrysalis’ tangible assets, license rights to Chrysalin and other intellectual property, in exchange for approximately $27.5 million in cash and shares of OrthoLogic common stock and an additional $7.0 million in OrthoLogic common stock if certain Triggers are met. OrthoLogic owns approximately 7.0% of the outstanding capital stock of Chrysalis and as a result, OrthoLogic will

Chrysalis Biotechnology, Inc.
July 13, 2004

receive a portion of the purchase price as a shareholder. The purchase price will be paid to Chrysalis, or following Chrysalis liquidation, to Chrysalis shareholders as follows:

•	$2.5 million in cash, payable at the closing;

•	$25.0 million in OrthoLogic common stock, payable at the closing. At closing, Chrysalis will receive that number of shares of OrthoLogic common stock with a value of $25.0 million as of closing, based on the 10-day average closing price of OrthoLogic common stock ending immediately prior to closing (the “Closing Date Stock Price”) if the Closing Date Stock Price is no greater than $8.239 and no less than $6.741 per share. In the event that the Closing Date Stock Price is greater than $8.239, Chrysalis will receive 3,034,349 shares of OrthoLogic common stock and in the event that the Closing Date Stock Price is less than $6.741, Chrysalis will receive 3,708,649 shares of OrthoLogic common stock. This means that Chrysalis could receive a number of shares of OrthoLogic common stock worth more or less than $25.0 million at closing. For example, the closing price of OrthoLogic common stock as of June 1, 2004 was $8.47. Assuming this is the Closing Date Stock Price, Chrysalis would receive $25,700,936 worth of OrthoLogic common stock (based on multiplying $8.47 per share and 3,034,349 shares); and

•	$7.0 million in OrthoLogic common stock, payable if either of the following trigger events occurs before the fifth year anniversary of the closing: (1) a sale of substantially all OrthoLogic’s assets, or a merger, consolidation, recapitalization, or other transaction, in each case after which OrthoLogic’s shareholders immediately before such transaction do not own a majority of the voting power of the resulting entity immediately after such transaction; or (2) OrthoLogic’s receipt of written notice from the United States Food and Drug Administration that a new drug application for a product based on Chrysalin has been accepted for filing. The number of shares of OrthoLogic common stock issued will be calculated by using a per share price equal to the average closing price for the 10 trading days preceding the triggering event; in no event shall such number of shares exceed the number issued at closing. In the event that the aggregate number of shares issuable at closing and upon the successful accomplishment of the trigger event equals or exceeds 20% of OrthoLogic’s outstanding capital stock at closing, the number of shares issuable upon the trigger event shall be reduced so the amount is less than 20% of its outstanding shares, with the difference paid in cash based on the same OrthoLogic average closing price for the 10 trading days preceding the triggering event.

     Chrysalis has agreed to place approximately 18% of the shares issued at closing of OrthoLogic common stock into an escrow account to pay for indemnification claims made by OrthoLogic within the 18 months following the closing. Except for shares for which OrthoLogic has made an unresolved claim within the 18 months following the closing, all remaining shares in the escrow account will be released to Chrysalis or its shareholders 18 months following the closing.

Chrysalis Biotechnology, Inc.
July 13, 2004

OPINIONS

     Based upon the foregoing and subject to the assumptions, exceptions, limitations and qualifications set forth herein, and on the Code, the regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of today’s date, it is our opinion that for federal income tax purposes the Reorganization will constitute a “reorganization” within the meaning of section 368(a)(1)(C) of the Code and accordingly:

     A. Chrysalis and OrthoLogic will each be considered a party to a reorganization within the meaning of section 368(b) of the Code;

     B. No gain or loss will be recognized by Chrysalis or OrthoLogic solely as a result of the Reorganization;

     C. No gain or loss will be recognized to the Chrysalis shareholders upon receipt of OrthoLogic Common Stock in liquidation of their Chrysalis Capital Stock pursuant to the Reorganization except to the extent that (i) a Chrysalis shareholder receives or is deemed to receive property other than OrthoLogic Common Stock (including cash received in lieu of fractional shares of OrthoLogic stock), including as a consequence of receiving a beneficial interest in the Liquidating Trust (which would be the case to the extent that cash or other property is contributed to the Liquidating Trust) and (ii) any imputed interest computed with respect to OrthoLogic Common Stock issuable as the contingent portion of the Reorganization;

     D. To the extent that they hold their Chrysalis Capital Stock as capital assets, the Chrysalis shareholders receiving OrthoLogic Common Stock pursuant to the Reorganization will include their holding period for the Chrysalis Capital Stock in computing their holding periods for such OrthoLogic Common Stock;

     E. The holding period of the assets acquired by OrthoLogic will include the period for which such assets were held by Chrysalis;

     F. The aggregate tax basis of the OrthoLogic Common Stock received by the Chrysalis shareholders in the Reorganization, including OrthoLogic Common Stock that is escrowed or deemed to be received by Chrysalis shareholders as a result of receiving a beneficial interest in the Liquidating Trust, will be the same as the aggregate tax basis such shareholders had in their Chrysalis Capital Stock prior to the Reorganization, increased by the amount of gain recognized on the exchange, and decreased by the amount of any property other than OrthoLogic Common Stock received in the Reorganization, or deemed received as a result of the receipt of a beneficial interest in the Liquidating Trust (the aggregate tax basis of the Chrysalis Capital Stock surrendered in the exchange will be allocated between the OrthoLogic Common Stock ultimately received, other than the OrthoLogic Common Stock recharacterized as interest income under the imputed interest rules); and

     G. The tax basis of the Chrysalis assets received by OrthoLogic will be the same as the basis such assets had in the hands of Chrysalis immediately prior to the Reorganization.

Chrysalis Biotechnology, Inc.
July 13, 2004

     In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

     1. This opinion represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, will not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

     2. No opinion is expressed as to any transaction other than the Reorganization as described in the Agreement or to any transaction whatsoever, including the Reorganization, if all the transactions described in the Agreement or otherwise contemplated, including, without limitation, the establishment of the Liquidating Trust for the sole purpose of liquidating the assets transferred to it with no objective to continue or engage in the conduct of a trade or business, are not consummated in accordance with the terms of such Agreement and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

     3. This opinion has been delivered to you for the purpose of complying with Securities and Exchange Commission requirements relating to the offering of the OrthoLogic shares. We consent to the use of this opinion as an exhibit to the Registration Statement to register the OrthoLogic shares issued in connection with the Reorganization, and further consent to the use of our name wherever appearing in the Registration Statement, including the Prospectus constituting a part thereof, and any amendment thereto. In giving such opinion, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Winstead Sechrest & Minick P.C.
Winstead Sechrest & Minick P.C.
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